                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                            MGC Communications, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $.001 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    552763302
                                 --------------
                                 (CUSIP Number)

                          Wind Point Investors, L.L.C.
                           One Towne Square, Suite 780
                             Attn: James P. TenBroek
                           Southfield, Michigan 48076
                                  (248)945-7204
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 21, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

                               CUSIP NO. 552763302

First Cover Page

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                Wind Point Partners III, L.P.             F.E.I. #36-4142431
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a) [X]
                          (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

                   N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER
NUMBER OF
SHARES                ----------------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER
OWNED BY
EACH                                  1,230,003
REPORTING             ----------------------------------------------------------
PERSON                9          SOLE DISPOSITIVE POWER
WITH
                      ----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                      1,230,003
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      1,230,003
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
           [  ]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.4%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

                                      PN
-------------------------------------------------------------------------------

                                       13D

                               CUSIP NO. 552763302

Second Cover Page

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        WIND POINT III EXECUTIVE ADVISOR PARTNERS III, L.P.   F.E.I. #36-4239866
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a) [X]
                          (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

                   N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER
NUMBER OF
SHARES                ----------------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER
OWNED BY
EACH                                  11,267
REPORTING             ----------------------------------------------------------
PERSON                9          SOLE DISPOSITIVE POWER
WITH
                      ----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                      11,267
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      11,267
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
           [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.04%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

                                      PN
--------------------------------------------------------------------------------

                                       13D

                               CUSIP NO. 552763302
Third Cover Page

--------------------------------------------------------------------------------

1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                   WIND POINT INVESTORS, L.L.C.             F.E.I. #36-4107036
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a) [X]
                          (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

                   N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER
NUMBER OF
SHARES                ----------------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER
OWNED BY
EACH                                  1,241,270
REPORTING             ----------------------------------------------------------
PERSON                9          SOLE DISPOSITIVE POWER
WITH
                      ----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                      1,241,270
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      1,241,270
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.4%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

               00
--------------------------------------------------------------------------------

                                       13D

                               CUSIP NO. 552763302

Fourth Cover Page

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                   ROBERT CUMMINGS
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a) [X]
                          (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

                   N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER
NUMBER OF
SHARES                                500
BENEFICIALLY          ----------------------------------------------------------
OWNED BY              8          SHARED VOTING POWER
EACH
REPORTING                             1,241,270
PERSON                ----------------------------------------------------------
WITH                  9          SOLE DISPOSITIVE POWER

                                      500
                      ----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                      1,241,270
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      1,241,270
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.4%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

                                      IN
--------------------------------------------------------------------------------

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



                                       13D

                               CUSIP NO. 552763302
Fifth Cover Page

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                   JAMES FORREST
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a) [X]
                          (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

                   N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER
NUMBER OF
SHARES                ----------------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER
OWNED BY
EACH                                  1,241,270
REPORTING             ----------------------------------------------------------
PERSON                9          SOLE DISPOSITIVE POWER
WITH
                      ----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                      1,241,270
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      1,241,270
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.4%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

                                      IN
--------------------------------------------------------------------------------

                                       13D

                               CUSIP NO. 552763302

Sixth Cover Page

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                   RICHARD KRACUM
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a) [X]
                          (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

                   N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER
NUMBER OF
SHARES                ----------------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER
OWNED BY
EACH                                  1,241,270
REPORTING             ----------------------------------------------------------
PERSON                9          SOLE DISPOSITIVE POWER
WITH
                      ----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                      1,241,270
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      1,241,270
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.4%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

                                      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
ITEM 1.

                    The title of the class of equity securities to which this statement relates is the Common Stock, par value $.001 per share (the "Common Stock"). The name of the issuer is MGC Communications, Inc. (the "Company"). The principal executive offices of the Company are located at 3301 N. Buffalo Drive, Las Vegas, Nevada 89129.

ITEM 2.            IDENTITY AND BACKGROUND

                   (a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Wind Point Partners III, L.P., a Delaware limited partnership ("WPPIII"), by virtue of its direct and indirect beneficial ownership of 1,230,003 shares of Common Stock (such shares include 550,513 shares of Series B Preferred Stock which is convertible to Common Stock on a one-for-one basis); (ii) Wind Point III Executive Advisor Partners III, L.P., a Delaware limited partnership ("WPEAPIII"), by virtue of its direct and indirect beneficial ownership of 11,267 shares of Common Stock (such shares include 5,043 shares of Series B Preferred Stock which is convertible to Common Stock on a one-for-one basis); (iii) Wind Point Investors, L.L.C., a Delaware limited liability company ("WPI"), by virtue of its being the general partner of WPPIII and WPEAPIII; (iv) Robert Cummings, an individual, by virtue of being a Managing Member of WPI and a beneficial owner of 500 shares of the Common Stock of the Company ("Cummings"), (v) James Forrest, an individual by virtue of being a Managing Member of WPI ("Forrest"), and (vi) Richard Kracum, an individual, by virtue of his being a Managing Member of WPI ("Kracum"), all of whom are collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement previously filed with the initial filing of this Schedule 13D.

                       Certain information required by this Item 2 concerning the executive officers and managing members of WPI is set forth on Schedule A previously filed with the initial filing of this
         Schedule 13D ("Schedule A").

                       The Reporting Persons may be deemed to constitute a "group" for purposes of section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

                   (b) The address of the principal business and principal office of the Reporting Persons and the persons named on Schedule A is c/o Wind Point Investors, L.L.C., One Towne Square, Suite 780, Southfield, Michigan 48076.

                   (c) The Reporting Persons and the persons named on Schedule A are engaged in the private equity investment business.

                   (d) During the last five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                   (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   (f) The Reporting Persons believe that all persons named in Schedule A are citizens of the United States.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   Not applicable.

ITEM 4.            PURPOSE OF TRANSACTION.

                   Not applicable.

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER

                   (a) - (b)

                           As of July 21, 1999, WPPIII has the shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 1,230,003 shares of Common Stock (679,490 shares of Common Stock and 550,513 shares of Series B Preferred Stock which shares are convertible into Common Stock on a one-for-one basis). Such 1,230,003 shares represent approximately 4.4% of the outstanding shares of Common Stock, based on 22,685,434 shares of Common Stock and 5,277,779 shares of Series B Preferred Stock outstanding as of July 21, 1999 as indicated by the Company.

                           In addition, as of July 21, 1999, WPEAPIII has the shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 11,267 shares of Common Stock (6,224 shares of Common Stock and 5,043 shares of Series B Preferred Stock which shares are convertible into Common Stock on a one-for-one basis). Such 11,267 shares represent less than 1/10 of 1% of the outstanding shares of Common Stock, based on 22,685,434 shares of Common Stock and 5,277,779 shares of Series B Preferred Stock outstanding as of July 21, 1999 as indicated by the Company.

                           WPI, as the general partner of each of WPPIII and WPEAPIII, therefore has the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the total of 1,241,270 shares of Common Stock, constituting approximately 4.4% of the outstanding Common Stock of the Company based on the outstanding shares of Common Stock and Series B Preferred Stock as indicated above. As Managing Members of WPI, Cummings, Forrest and Kracum may be deemed, in such capacity, to share the power to vote and to dispose of the shares of Common Stock held by WPPIII and WPEAPIII.

                           Cummings is the beneficial owner of 500 shares of the Common Stock of the Company and has sole power to vote or to direct the vote of such shares.

                           Pursuant to Rule 13d-5(b)(1) under the Act, each of the Reporting Persons may be deemed as members of a "group" to have beneficial ownership of 1,241,270 shares of Common Stock, the aggregate number of shares of Common Stock held by WPPIII and WPEAPIII, representing approximately 4.4% of the outstanding Common Stock based on the outstanding shares of Common Stock and Series B Preferred Stock as indicated above. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

                           The filing of this Schedule 13D by WPPIII, WPEAPIII, WPI, Cummings, Forrest and Kracum shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Act, are beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.

                    (c)    Recent Transactions.  Not applicable.

                    (d)    Rights to Dividends or Proceeds.  None.

                    (e) As of July 21, 1999, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                    A Securityholders' Agreement dated April 5, 1999, was entered into by the Company, WPPIII, JK&B Capital III L.P. and Providence Equity Partners III L.P. and stockholders of the Company ("Subject Stockholders") owning in excess of 50% of the outstanding Common Stock of the Company at that time. WPPIII is included among the Subject Stockholders covered by such agreement. Under the Securityholders' Agreement, the Subject Stockholders have agreed for a period of time up to seven years to vote for the Board nominees selected by the holders of the Series B Preferred Stock.

ITEM 7.             MATERIALS TO BE FILED AS EXHIBITS.

                    Previously filed with the initial filing of this Schedule
13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 1999                WIND POINT PARTNERS III, L.P.

                             By:  Wind Point Investors, L.L.C.
                             Its:  General Partner

                             By:   /s/ James P. TenBroek
                                -----------------------------------------------
                                  James P. TenBroek, Managing Director



July 21, 1999                WIND POINT III EXECUTIVE ADVISOR
                             PARTNERS III, L.P.

                             By:  Wind Point Investors, L.L.C.
                             Its:  General Partner

                             By:  /s/ James P. TenBroek
                                -----------------------------------------------
                                  James P. TenBroek, Managing Director



July 21, 1999                WIND POINT INVESTORS, L.L.C.


                             By:  /s/ James P. TenBroek
                                -----------------------------------------------
                                  James P. TenBroek, Managing Director



July 21, 1999                /s/ Robert Cummings
                             --------------------------------------------------
                             ROBERT CUMMINGS


July 21, 1999                /s/ James Forrest
                             --------------------------------------------------
                             JAMES FORREST


July 21, 1999                /s/ Richard Kracum
                             --------------------------------------------------
                             RICHARD KRACUM